SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

March 27, 2013

SUPERINTENCIA DEL MERCADO DE VALORES - SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law, approved by Law DS N° 093-2002-EF, and CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

In the Annual Shareholder’s Meeting, held on March 26, 2013 the following items were approved with the required quorum being represented:

•	the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2012 including the report of the independent auditors of the Company thereon Medina, Zaldivar, Paredes y Asociados, a member firm of Ernst & Young Global;

•	a remuneration of US$ 1,500 for each session attended to Directors that participate in the Executive Committee’s sessions as long as they do not received similar compensation in any of Credicorp’s subsidiaries; and

•	the designation of Medina, Zaldívar, Paredes y Asociados, a member firm of Ernst & Young Global, as the external auditors of the Company to hold office for the financial year 2013, and the delegation to the Board of Directors to approve the auditor’s annual fees .

Sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2013

CREDICORP LTD. (Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative